UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Equus Total Return, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

294766100

(CUSIP Number)

July 8, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.294766100	Page 2 of 4 Pages

(1)	Names of reporting persons Michael Tokarz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,327,978
(6) Shared voting power 0
(7) Sole dispositive power 1,327,978
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,327,978
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 9.82%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G	Page 3 of 4

Item 1(a) Name of issuer: Equus Total Return, Inc., Delaware corporation

Item 1(b) Address of issuer’s principal executive offices: 700 Louisiana Street, 48th Floor, Houston, Texas 77002

2(a) Name of person filing:

This Schedule 13G is being filed by Michael Tokarz.

2(b) Address or principal business office or, if none, residence:

Mr. Tokarz’s address is: 287 Bowman Avenue, Suite 331, Purchase, New York 10577

2(c) Citizenship:

Mr. Tokarz is a citizen of the United States of America.

2(d) Title of class of securities:

Common Stock

2(e) CUSIP No.:

294766100

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See Item 9 on the cover page(s) hereto.

(b) Percent of class:

See Item 11 on the cover page(s) hereto.

SCHEDULE 13G	Page 4 of 4

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote:

See Item 6 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The reporting person is not deemed to be a member of a group with respect to the Issuer or securities of the Issuer for purposes of Section 13(d) or 13(g) of the Act.

Item 9.	Notice of Dissolution of Group.

The reporting person is not deemed to be a member of a group with respect to the Issuer or securities of the Issuer for purposes of Section 13(d) or 13(g) of the Act.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 16, 2021	Signature:	/s/ Michael Tokarz

		Name:	Michael Tokarz